EXHIBIT 27

April 11, 2007

Brandon Burgess

President and Chief Executive Officer

W. Larry Patrick

Chairman of the Board

ION Media Networks, Inc.

601 Clearwater Park Road

West Palm Beach, Florida 33401

Gentlemen:

Thank you for the time and effort spent by ION Media Networks, Inc. (the “Company”), its Board of Directors (the “Board”) and all of their respective advisors in reviewing our proposal and providing constructive responses. In an effort to address the additional concerns raised by the Company and the Board, we are hereby further modifying our proposal and submitting for your review our best and final offer.

Importantly, we wish to highlight that our proposal continues to offer compelling cash consideration to holders of Class A common stock who tender their shares. If the tender offer is launched by Friday, May 4, 2007, tendering shareholders would receive $1.45 per share in cash. This price represents a 154% premium to the $0.57 closing price of the common stock on January 16, 2007, the day prior to submission of our original proposal.

In addition, we are prepared to significantly improve the financial terms of the proposed exchange offer for the outstanding 14 ¼% Preferred Stock and 9 ¾% Preferred Stock. Pursuant to our revised proposal, if holders of more than 50% of each of the 14 ¼% Preferred Stock and 9 ¾% Preferred Stock tender in the exchange offer, then:

•

holders of 14 ¼% Preferred Stock that choose to exchange their entire position would receive 80% of the face amount (based on the accreted value as of May 15, 2006), comprised of 70% in principal amount of newly issued Series A Convertible Subordinated Debt and 10% in face amount of newly issued Series A Convertible Preferred Stock, which would rank senior to all currently outstanding preferred stock; and

•

holders of 9 ¾% Preferred Stock that choose to exchange their entire position would receive 50% of the face amount (based on the accreted value as of September 30, 2006), comprised of 40% in principal amount of newly issued Series A Convertible Subordinated Debt and 10% in face amount of newly issued Series A Convertible Preferred Stock.

If holders of 50% or less of either the 14 ¼% Preferred Stock or 9 ¾% Preferred Stock tender in the exchange offer, then

•

holders of 14 ¼% Preferred Stock that choose to exchange their entire position would receive 75% in face amount (based on the accreted value as of May 15, 2006) of newly issued Series A Convertible Subordinated Debt; and

•

holders of 9 ¾% Preferred Stock that choose to exchange their entire position would receive 45% in face amount (based on the accreted value as of September 30, 2006) of newly issued Series A Convertible Subordinated Debt.

The Series A Convertible Subordinated Debt and Series A Convertible Preferred Stock issued to holders of 14 ¼% Preferred Stock and 9 ¾% Preferred Stock in the exchange offer would be non-voting and mandatorily convertible by the Company at a conversion price of $0.90 per share into newly issued non-voting common stock. Both the Series A Convertible Subordinated Debt and Series A Convertible Preferred Stock would carry a 7% simple coupon, which may be accrued non-cash or paid in cash, at the option of the Company. The Series A Convertible Subordinated Debt and Series A Convertible Preferred Stock would not be callable. This revision would enable holders of the existing 14 ¼% Preferred Stock and 9 ¾% Preferred Stock to participate in the full equity upside of the Company. This feature would also provide such holders with the opportunity to realize recovery levels that exceed the par plus accrued amount of their existing securities.

Citadel would exchange its entire position of 14 ¼% Preferred Stock and 9 ¾% Preferred Stock, totaling nearly $100 million, in the exchange offer. These changes are reflected in the pro forma capitalization table that is included as Exhibit A hereto.

The revised proposal takes into consideration all of the points conveyed to us by the Company, the Board and their respective financial advisors in meetings and discussions that took place as recently as Monday, April 9, 2007. In addition, we believe our revised proposal is not only achievable but also more attractive to the Company and its stakeholders than any potential alternative third party proposal. Citadel and NBCU remain committed to working together with the Company to consummate the transactions contemplated by our proposal. This commitment is evidenced by the amendment to our Letter of Intent that was executed yesterday and that extends to November 7, 2007 the period during which we intend to work exclusively with one another.

We wish to emphasize that should the May 6, 2007 deadline lapse, holders of Class A Common Stock would be deprived of the right to receive the cash consideration contemplated by our proposal in the tender offer. We reiterate our belief that if we do not execute definitive documents with respect to the transactions by May 6, 2007, the trading price of the Class A common stock will fall back to levels similar to the pre-announcement trading price. It is also important to note that any transaction agreed to after May 6, 2007 would no longer require minimum cash consideration to be paid to common shareholders.

2

Our revised proposal would convey substantial value to the holders of 14 ¼% Preferred Stock and 9 ¾% Preferred Stock, and we believe the revised proposal has addressed all of the concerns raised by the Company and the Board with respect to the transactions. It is essential that we begin negotiating and completing the due diligence process immediately to ensure that definitive documentation is executed by May 6, 2007. In addition, it is necessary to begin the process of obtaining the necessary approvals from the Federal Communications Commission as soon as practicable. As such, we reserve the right to withdraw our proposal if such negotiations do not commence promptly. We expect that the Board will commit the Company to work with us exclusively through May 6, 2007 and to commit all resources necessary to expeditiously execute definitive documentation.

Except as modified herein, our proposal remains subject to the conditions contained in our letter of January 17, 2007, as modified in our letters of February 22, 2007 and March 29, 2007.

We look forward to discussing our modified proposal with you and your advisors, as well as the draft master transaction agreement that was sent to the Company on March 30, 2007 and other ancillary agreements necessary to consummate the proposed transactions as soon as possible. In the interim, please do not hesitate to contact either of the undersigned if you have any questions.

Very truly yours,

CITADEL LIMITED PARTNERSHIP			NBC UNIVERSAL, INC.
By: Citadel Investment Group, LLC, its General Partner

By:	/s/ Matthew Hinerfeld		By:	/s/ Lynn A. Calpeter
	Name:	Matthew Hinerfeld		Name:	Lynn A. Calpeter
	Title:	Managing Director and Deputy General Counsel		Title:	Executive Vice President and Chief Financial Officer

Exhibit A
Security	Rank	Holder(s)	Simple Coupon	Fixed Claims	Fixed Charges	Conversion Price (a)
Senior Debt				$1,130	$110

Series A Convertible Subordinated Debt	Pari Passu with Series B Convertible Subordinated Debt	14.25% & 9.75% Preferreds	7.00%	$465	$33	$0.90
Series B Convertible Subordinated Debt	Pari Passu with Series A Convertible Subordinated Debt	Citadel	7.00%	$100	$7	$0.75

Series A Convertible Preferred Stock	Junior to Series A/B Convertible Subordinated Debt	14.25% & 9.75% Preferreds	7.00%	$74	$5	$0.90

Series B Convertible Preferred Stock	Junior to Series A Convertible Preferred Stock	Citadel	8.00%	$95	$8	$0.75

Series C Convertible Preferred Stock	Junior to Series B Convertible Preferred Stock	NBCU	8.00%	$375	$30	$0.75

Series D-1 Convertible Preferred Stock	Junior to Series C Convertible Preferred Stock	NBCU	0.00%	$31	$0	$0.75
Series D-2 Convertible Preferred Stock	Junior to Series C Convertible Preferred Stock	Citadel	0.00%	$200	$0	$0.89

Pre-Mandatory Conversion				$2,469	$192

Less: Mandatorily Convertible Securities				($1,339)	($82)

Post-Mandatory Conversion				$1,130	$110
Note: Assumes 100% exchange acceptance. (a) Convention prices accrue at corresponding simple interest rates.